UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

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Commission File Number: 001-40486

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AiHuiShou International Co. Ltd.

(Registrant’s Name)

12th Floor, No. 6 Building

433 Songhu Road, Shanghai

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Voting Results of Extraordinary General Meeting of AiHuiShou International Co. Ltd.

At the extraordinary general meeting of shareholders of AiHuiShou International Co. Ltd. (the “Company”) held on November 15, 2021 (the “EGM”), the Company’s shareholders adopted the following resolutions:

•	as a special resolution, that the name of the Company be changed from “AiHuiShou International Co. Ltd.” to “ATRenew Inc.”

One or more shareholders holding a total of 89,655,290 ordinary shares (including ordinary shares represented by American depositary shares), representing approximately 85.39% of all votes attaching to the ordinary shares issued and outstanding as of the record date, were present at the meeting in person or by proxy. The voting results are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Change of Company Name	89,652,014	100.00	3,239	0.00	37	0.00

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AiHuiShou International Co. Ltd.

By	:	/s/ Chen Chen
Name	:	Chen Chen
Title	:	Chief Financial Officer

Date: November 15, 2021